UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 001-05672

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITT RETIREMENT SAVINGS PLAN (As Amended and Restated Effective January 1, 2020)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITT INC.
100 WASHINGTON BLVD
6TH FLOOR
STAMFORD, CT 06902

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Trustees and Participants of the
ITT Retirement Savings Plan
Stamford, Connecticut

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ITT Retirement Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the ITT Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
We have served as the Plan's auditor since 2015
Crowe LLP
New York, New York
June 20, 2023

ITT RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31	2022	2021
Total investments at fair value	$489,239,473	$591,079,354
Receivables:
Notes receivable from participants	10,131,281	10,270,173
Employer contributions	794,625	654,649
Participant contributions	593,718	549,021
Total receivables	11,519,624	11,473,843
Total assets	500,759,097	602,553,197
Administrative expenses payable	(88,091)	(70,500)
Net assets available for benefits	$500,671,006	$602,482,697
The accompanying Notes to the Financial Statements are an integral part of the above Statements of Net Assets Available for Benefits.

ITT RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31	2022
Investment activity:
Net depreciation in fair value of investments	$(96,482,549)
Dividend income	4,711,165
Total investment activity	(91,771,384)
Additions to net assets attributable to:
Interest income on notes receivable from participants	468,276
Contributions:
Participant contributions	22,396,029
Employer contributions	15,834,566
Participant rollover contributions	1,529,422
Total contributions	39,760,017
Total additions to net assets	40,228,293
Deductions from net assets attributable to:
Benefits paid to participants	(51,300,993)
Administration expense	(757,366)
Total deductions from net assets	(52,058,359)
Net change in net assets available for benefits prior to merger	(103,601,450)
Plan merger (see Note 1)	1,789,759
Total net change in net assets available for benefits	(101,811,691)
Net assets available for benefits - beginning of year	602,482,697
Net assets available for benefits - end of year	$500,671,006

The accompanying Notes to the Financial Statements are an integral part of the above Statement of Changes in Net Assets Available for Benefits.

ITT RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021

NOTE 1
DESCRIPTION OF THE PLAN
    The following description of the ITT Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
    The Plan is a defined contribution plan covering substantially all U.S. employees of ITT Inc. (the "Company"). The Benefits Administration Committee, consisting of certain executive officers and employees of the Company, controls and manages the operation and administration of the Plan. Empower Trust Company ("Trustee"), formerly Great-West Trust Company, is the trustee of the Plan and Empower Retirement ("recordkeeper") serves as the Plan recordkeeper.
    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC").
Eligibility
    Certain full-time salaried and hourly U.S. and non-U.S. citizen employees of the Company are eligible to participate upon hire in the continental U.S. and are automatically enrolled in the Plan. Certain part-time and temporary U.S. citizen employees are eligible to participate upon completion of one year of service in the continental U.S. One year of service is defined as completion of at least 1,000 hours of service in the continental U.S. in the twelve-month period beginning on the date hired by the Company, or at least 1,000 hours of service in the course of any calendar year after the calendar year in which hired.
Participant Contributions
    Participants are permitted to contribute 1% to 50% of their pre-tax or after-tax eligible pay during each pay period, subject to certain IRC limitations. Eligible pay is defined as base salary and any other compensation, such as overtime, shift differentials, regular commissions, regularly occurring incentive pay and differential wage payments, but does not include the cost of any public or private employee benefit plan, foreign service allowances, special bonuses or commissions, and other special pay or allowances of a similar nature.
    Participants may elect to make pre-tax or after-tax contributions to the Plan and may direct those contributions into any investment option available within the Plan. In 2022, the maximum annual pre-tax contributions to the Plan was $20,500, except for participants that were age 50 or older by December 31st who could elect to make an additional pre-tax "catch-up" contribution, not to exceed $6,500, during the calendar year. Participants may also contribute rollover amounts to the Plan representing distributions from other qualified defined benefit or defined contribution plans.
    Participants are also able to make Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis. Roth 401(k) contributions are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above. Distributions from the Roth 401(k) account are free from income tax, as long as it has been at least five tax years since the participant first made a Roth contribution to the Plan and the participant is at least age 59 1/2.
Employer Contributions
    The Company generally makes a "matching" contribution equal to 50% of each participant’s elected contribution, up to 6% of eligible pay, except for unionized employees at the Industrial Process Seneca Falls facility who are eligible for a "matching" company contribution equal to 100% of each participant's elective contributions, up to 3% of eligible pay. The Company also generally provides a "core" contribution of 3% of eligible pay to participants whose age plus years of service as of January 1st of each year is less than 50 and provides a core contribution equal to 4% of eligible pay to participants whose age plus years of service is 50 or greater. Certain unionized employees at the Industrial Process Seneca Falls facility are eligible for a "core" contribution of 6% of eligible pay.

Participant Accounts
    Each participant has an individual account, which is maintained by the Plan's recordkeeper, reflective of the participant’s contributions and withdrawals, the Company’s contributions, the participant's share of investment gains and losses based on the participant's investment election, and an allocation of Plan administrative expenses. Plan recordkeeping fees are $13.50 per quarter and administrative fees are $8.25 per quarter. Recordkeeping fees are renegotiated every three years and administrative fees are reviewed annually.
Investments
    Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers collective trust funds ("CTs"), mutual funds, a separately managed ITT Stock Fund, and a self-directed brokerage account as investment options for participants. The ITT Stock Fund has been designated as an Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, plan participants are given the option to make an election regarding the dividends on all contributions (participant and company) that are invested in the ITT Stock Fund. These dividends, when declared, can either be reinvested in the Plan or paid in cash on a quarterly basis. Participants are allowed to invest a maximum of 20% of their total plan account balance in the ITT Stock Fund. On a daily basis, participants may transfer amounts between investment options subject to certain restrictions and fees.
    Participants are entitled to exercise voting rights on the shares of ITT common stock held in the ITT Stock Fund. Prior to each annual or certain special meetings of ITT shareholders, the Trustee is required to notify participants of such voting rights and request instructions on how to vote shares held in the participant accounts. Once instructions are received, the Trustee votes whole and proportional shares as authorized. Shares with no valid voting instructions are voted in the same manner and in the same proportion as the shares that are voted.
    Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities held by the Plan, it is reasonably possible that values realized at the time of sale could materially differ from amounts reported in the financial statements and materially affect participants' account balances.
Vesting
    Participants are immediately vested in their contributions and Company contributions, plus actual earnings thereon.
Notes Receivable from Participants
    The Plan allows participants to borrow from their accounts subject to certain limitations. Participants may have up to two loans outstanding at the same time and may borrow in increments of $1,000 up to an aggregate maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and accrue interest at a rate equal to prime plus 1%. General purpose loan terms range from one to 60 months. If the loan is used for the purchase of a primary residence, the loan term can be for a period of up to 180 months. Principal and interest are paid ratably through payroll deductions. A terminated participant is permitted to continue making loan repayments after separation and may either pay the loan in full, continue to make loan payments or default. If an active or terminated participant defaults, the outstanding loan balance is considered a taxable distribution. No new loans can be requested after termination of employment. Outstanding loans at December 31, 2022 have interest rates ranging from 4.25% to 9.25% maturing at various dates through 2037.
Payment of Benefits
    Upon termination of employment (including death, disability or retirement), if account balances are $1,000 or less, the participant or surviving beneficiary will receive a lump sum distribution. If account balances are greater than $1,000 but less than or equal to $5,000, and payment is not requested within 90 days following termination, account balances will be rolled over to an Individual Retirement Account ("IRA") in the participant's name at Millennium Trust Company, LLC. If account balances exceed $5,000, the participant or surviving beneficiary may elect to leave the benefits in the Plan or have the benefits distributed through a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, or direct a rollover of the account balance to another qualified plan or IRA. Participants reaching age 72 in 2022 must take their first required minimum distribution by April 1, 2023.
Plan Merger
Effective January 1, 2022, the Matrix Composites, Inc. Profit Sharing Plan (the "merged Plan") was merged into the Plan. Assets totaling $1,789,759 transferred into the Plan and participants of the merged Plan became participants of the Plan on the effective date. The Company acquired Matrix Composites, Inc. in 2019.

Plan Termination
    Although it has not expressed any intention to do so, the Company has the right under the Plan, in certain circumstances, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participant balances would become immediately vested.
NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
    The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
    The Plan’s investments are all stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).
Notes Receivable from Participants
    Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. The financial statements include the delinquent loan balances until specifically written off. Form 5500 reflects the delinquent loans as distributions. See Note 6 for a reconciliation of the Plan's financial statements to Form 5500.
Administrative Expenses and Investment Provider Fees
    Plan administration fees charged to the Plan for investments in mutual funds and CTs are paid by participants via a quarterly administrative fee. Investment provider fees are paid from the assets of the plan and allocated to each participant based on the participant's choice of investments.
Payment of Benefits
    Benefit payments to participants are recorded upon distribution.
NOTE 3
INVESTMENTS
    In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 inputs are unobservable inputs for the assets or liabilities. The Plan did not have any investments classified as Level 3 as of December 31, 2022 or 2021.
The following is a description of the valuation methodologies used to measure Plan assets at fair value as of the measurement date.
Collective Trust Funds (CTs) - Fair value is estimated based on net asset value ("NAV"), as provided by the Trustee, as a proxy to fair value. There are no unfunded commitments related to the CTs and investments in

CTs can be redeemed on a daily basis without restriction and are not subject to redemption notification provisions.
Mutual funds - Valued at quoted market prices that represent the NAV of shares held by the Plan at the measurement date. Mutual funds are classified within level 1 of the fair value hierarchy.
Separately managed account - Valued based on underlying assets, which consist of cash equivalents and employer stock held directly by the Plan.
•Cash and cash equivalents are valued at NAV of shares held by the Plan at the measurement date. These are classified within level 2 of the fair value hierarchy.
•Employer stock - The ITT Stock Fund is a separately managed account that invests primarily in ITT's common stock. The stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol ITT and is valued at its quoted price. The NAV of the stock fund is computed based on the closing price of the common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the stock fund, plus any receivables or payables, divided by the number of units outstanding. The employer stock portion of the fund is classified within level 1 of the fair value hierarchy and the remaining portion is classified within level 2.
Brokerage account - Securities held in the CISC Self-Directed Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These are classified within level 1 of the fair value hierarchy.
The valuation methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used as of December 31, 2022 and 2021. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.
The following tables present the major categories of Plan assets measured at fair value by classification within the fair value hierarchy, as of December 31, 2022 and 2021:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments at fair value - December 31, 2022:
CTs(a)	$—	$—	$362,973,140
Mutual funds	113,652,343	—	113,652,343
Separately managed account(b)	10,259,150	151,931	10,411,081
CISC Self-directed Brokerage Account	2,202,909	—	2,202,909
Total investments at fair value - December 31, 2022	$126,114,402	$151,931	$489,239,473
Investments at fair value - December 31, 2021:
CTs(a)	$—	$—	$432,935,995
Mutual funds	142,197,154	—	142,197,154
Separately managed account(b)	12,956,670	130,307	13,086,977
CISC Self-directed Brokerage Account	2,859,228	—	2,859,228
Total investments at fair value - December 31, 2021	$158,013,052	$130,307	$591,079,354
(a)    CTs are valued at NAV and therefore are not classified within the fair value hierarchy, but are included in the totals column to assist in reconciling to the Statements of Net Assets Available for Benefits.
(b)    The separately managed account balances at the 2022 and 2021 measurement dates identified as level 1 assets represent ITT common stock and level 2 assets represent cash and cash equivalents held within the employer stock fund.
NOTE 4
PARTY-IN-INTEREST TRANSACTIONS
Participant loans qualify as party-in-interest transactions and amounted to $10,131,281 and $10,270,173 as of December 31, 2022 and 2021, respectively.

The Plan held $10,259,150 and $12,956,670 of the Company’s stock in the ITT Stock Fund as of December 31, 2022 and 2021, respectively. In 2022, the net depreciation in the ITT Stock Fund was $2,705,300 and the Plan received Company stock dividends totaling $135,083.
NOTE 5
FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Plan Sponsor by a letter dated July 6, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The plan has since been amended and restated but the Plan Sponsor and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt.
The Company evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is no longer subject to tax examinations for years prior to 2019.
NOTE 6
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500 as of December 31, 2022 and 2021, respectively, and the net change in net assets pursuant to the financial statements to the Plan’s Form 5500 for the year end December 31, 2022.

	2022	2021
Net assets available for benefits pursuant to the financial statements	$500,671,006	$602,482,697
Less: Amounts deemed distributed for tax purposes	(1,402,260)	(1,469,765)
Net assets available for benefits pursuant to Form 5500	$499,268,746	$601,012,932

2022
Net change in net assets available for benefits prior to merger	$(103,601,450)
Amounts deemed distributed for tax purposes — 2021	1,469,765
Amounts deemed distributed for tax purposes — 2022	(1,402,260)
Net decrease pursuant to Form 5500	$(103,533,945)
NOTE 7
SUBSEQUENT EVENTS
Effective February 1, 2023, the Habonim Industrial Valves & 401(k) Profit Sharing Plan & Trust (the "Habonim Plan") was merged into the Plan. Assets totaling $944,995 transferred into the Plan. Participants of the Habonim Plan became eligible to participate in the Plan effective January 1, 2023. The Habonim Industrial Valves & Actuators Ltd. was acquired by the Company on April 4, 2022.

ITT RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022

Identity of Issuer	Description of Investment	Cost**	Current Value
JPMorgan	US SmartIndex		$72,861,997
State Street	State St Target Ret 2030		49,880,890
State Street	State St Target Ret 2025		49,763,522
T Rowe Price	T Rowe Price Stable Value Common Trust		43,032,640
State Street	State St Target Ret 2020		36,118,749
State Street	State St Target Ret 2035		31,961,102
State Street	State St Target Ret Income		20,619,552
State Street	State St Target Ret 2040		16,911,755
State Street	State St Target Ret 2045		14,791,346
State Street	State St Target Ret 2050		14,470,005
Principal	Principal Mid Cap Equity Fund		7,386,119
State Street	State St Target Ret 2055		2,664,696
State Street	State St Target Ret 2060		2,013,667
State Street	State St Target Ret 2065		497,100
Total collective trust funds			362,973,140
Vanguard	Vanguard Total Bond Market Index Instl		24,664,972
Vanguard	Vanguard Total Intl Stock Index Instl		20,910,190
Vanguard	Vanguard Extended Market IDX Instl		15,085,996
American Funds	American Funds Europacific Growth - R6		14,026,178
Baird	Baird Aggregate Bond Inst		12,091,863
Dimensional Fund Advisors	DFA U.S. Targeted Value I		8,440,343
Loomis Sayles	Loomis Sayles Small Cap Growth N		5,951,535
American Funds	American Funds New Perspective - R6		5,475,259
Vanguard	Vanguard Short Term Inflation Protected Index		5,257,963
Dimensional Fund Advisors	DFA Emerging Markets I		1,748,044
Total registered investment companies (mutual funds)			113,652,343
*ITT Common Stock	ITT Common Stock		10,411,081
Total employer stock			10,411,081
CISC	CISC Self-directed Brokerage Account		2,202,909
Total self-directed brokerage accounts			2,202,909
Total investments at fair value			489,239,473
*Notes receivable from participants interest rates from 4.25% to 9.25% maturing at various dates through 2037			$8,729,021
*    Represents a party-in-interest.
**     Cost information is not required for member directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT RETIREMENT SAVINGS PLAN
(As Amended and Restated Effective January 1, 2020)
(Name of Plan)

BY:	/s/ Cheryl de Mesa Graziano
Cheryl de Mesa Graziano
Vice President and Chief Accounting Officer
June 20, 2023

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(23.1)	Consent of Independent Registered Public Accounting Firm